Exhibit 99.1

The table below sets forth the date, quantity, weighted-average price and range of price paid per share of Common Stock of AutoNation, Inc. purchased by Cascade Investment, L.L.C. (“Cascade”) during the past sixty days.  Cascade undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price.  All transactions were effected in the open market on the New York Stock Exchange or through Electronic Communication Networks.

Date of Transaction	Number of Shares of Common Stock Acquired	Weighted-Average Price Paid Per Share ($)	Range of Price Paid Per Share ($)
2/3/16	630,999	$44.0543	$43.8800 - $44.8300
2/4/16	236,879	$46.3431	$45.9900 - $46.9300
2/4/16	37,072	$45.7341	$44.9900 - $45.9800
2/5/16	16,980	$46.6687	$46.4850 - $46.8500
2/5/16	522,282	$45.7926	$45.4800 - $46.4700